United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Christina Chalk

Re:	Xerox Corporation
PREC14A and PRE 14A
Filed on April 10, 2018
File No. 001-04471

Dear Ms. Chalk:

On behalf of Xerox Corporation, a New York corporation (“Xerox”), we are writing in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter addressed to Douglas H. Marshall, Associate General Counsel and Assistant Secretary of Xerox, dated April 20, 2018 (the “Comment Letter”). Included herewith is a copy of Xerox’s amended preliminary proxy statement (the “Proxy Statement”) reflecting certain revisions made in response to the Staff’s comments.

For your convenience the headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter. Capitalized terms used herein and not defined have the meanings ascribed to them in the Proxy Statement. Xerox’s responses to the Commission’s comments are as follows:

Preliminary Proxy Statement

General

1.	Please clearly mark the proxy statement as preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response to Comment 1: Xerox acknowledges the Staff’s comment and has included the required marking on the Notice of the 2018 Annual Meeting of Shareholders, page 1 of the Proxy Statement and the form of proxy card.

2.	In your response letter, tell us how you are satisfying the requirement to provide a Notice of Internet Availability of Proxy Materials required by Rule 14a-16(a)(1).

Response to Comment 2: Xerox intends to rely on Rule 14a-16(n)(2)(ii) to provide the material required by the Notice of Internet Availability of Proxy Materials. The bold-face type legend required under Rule 14a-16(d)(1) has been added on page 1 of the Proxy Statement.

3.	In addition, revise the proxy statement to identify the Internet Web site where your proxy materials will be available. See Rule 14a-16(d)(3).

Response to Comment 3: Internet Web site references have been added on page 1 of the Proxy Statement.

Background of the Solicitation, page 7

4.	Please describe in more detail the “customary change of controls” in the 2001 JEC mentioned briefly on page 7. Describe the economic and governance rights and obligations as it pertains to which actions taken by Fuji Xerox are subject to approval by Xerox, and under what circumstances they may be terminated or partially terminated. For example, please clarify that the 2001 JEC may be terminated if a “Competitor,” which is generally defined therein to mean up to 10 corporations or entities in the image processing field specified in writing by Fuji or identified within a schedule to the agreement, acquires more than 30% of the total voting power of Xerox.

Response to Comment 4: The section titled “Background of the Solicitation” on page 8 of the Proxy Statement has been revised to include additional disclosure regarding the “customary change of controls” in the 2001 JEC.

5.	Given the significance of the termination provisions in the 2001 JEC should one of these specified “Competitors” acquire more than 30% of the total voting power of Xerox, please clarify if any of the unnamed parties that inquired with Xerox management for a possible acquisition or material transaction was a specified “Competitor.” If yes, please clarify whether the possible termination of the 2001 JEC at the discretion of Fuji was discussed in any negotiations or discussions with any interested party.

Response to Comment 5: Several of Xerox’s competitors, including Party D, are specified “Competitors” under the 2001 JEC. The possible termination of the 2001 JEC at the discretion of Fujifilm was not discussed with Party D. Additional disclosure consistent with the foregoing has been added on page 8 and page 12 of the Proxy Statement.

6.	Please revise to briefly describe the 2006 Technology Agreement, including to clarify that the 2006 Technology Agreement provides Fuji Xerox a royalty-free, exclusive license for Xerographic Technical Information, Copyrights, and Patents for Asian and Pacific Rim markets.

Response to Comment 6: The section titled “Background of the Solicitation” on page 8 of the Proxy Statement has been revised to include the requested description of the 2006 Technology Agreement.

7.	Please briefly describe the reasoning behind why Xerox decided to spin off its business process outsourcing unit and the reasons for the timing of the spin off.

Response to Comment 7: The section titled “Background of the Solicitation” on page 9 of the Proxy Statement has been revised to address the Staff’s comment.

8.	With a view toward disclosure, please tell us whether there were any material discussions regarding a potential transaction between Xerox and Party D between August 15, 2017 and January 23, 2018.

Response to Comment 8: There were no material discussions regarding a potential transaction between Xerox and Party D during this period.

9.	Disclosure on page 9 states that over the course of a few weeks, the Board reviewed with its outside advisors the terms of the key Fuji Xerox joint venture arrangements, including Xerox’s rights thereunder as a result of the inappropriate accounting practices as well as the commercial and legal consequences of a sale of Xerox. Please expand your disclosure to discuss generally what rights and commercial and legal consequences were discussed. Please also disclose why Xerox did not pursue any of its rights under the Fuji Xerox joint venture as a result of the inappropriate accounting practices.

Response to Comment 9: The section titled “Background of the Solicitation” on page 10 of the Proxy Statement has been revised to include additional disclosure regarding the terms of and discussions related to the key Fuji Xerox joint venture arrangements.

10.	Disclosure on page 14 states that representatives of Paul, Weiss reviewed with the Board material risks associated with completing a potential transaction with Fujifilm. Please briefly describe the material risks that were reviewed.

Response to Comment 10: The section titled “Background of the Solicitation” on page 15 and page 16 of the Proxy Statement has been revised to address the Staff’s comment.

11.	Disclosure on page 15 states that on January 25, 2018, the Board held a special meeting in which representatives of Centerview reviewed with the Board standalone valuations for Xerox and Fuji Xerox. Please expand your disclosure to describe why the transaction with Fuji was pursued instead of continuing on a standalone basis.

Response to Comment 11: Xerox respectfully directs the Staff to the disclosure regarding the January 28, 2018 meeting of the Board on page 17 of the Proxy Statement, which describes the Board’s review of “the short-term and long-term value created by the potential transaction with Fujifilm compared to Xerox’s standalone business plan”. The Board continued to deliberate regarding the merits of the potential transaction over the course of the week and at the January 30, 2018 meeting of the Board (described on page 18 of the Proxy Statement), the Board determined, after considering a variety of related factors, in consultation with Xerox’s management and its financial and legal advisors, that the potential transaction with Fujifilm would provide more value to Xerox and its shareholders as compared to Xerox continuing on a standalone basis. No such determination was made at the January 25, 2018 meeting of the Board disclosed on page 16 of the Proxy Statement.

12.	Disclosure on page 17 refers to an “Issuance” and a “Charter Amendment.” Please explain what these terms mean.

Response to Comment 12: The disclosure on page 18 of the Proxy Statement has been revised to address the Staff’s comment.

Securities Ownership

Ownership of Company Securities, page 37

13.	For each of your directors, nominees for directors, and named executive officers, please indicate by footnote or otherwise the amount of shares with respect to which such persons have the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1). Refer to Item 403(b) of Regulation S-K.

Response to Comment 13: None of Xerox’s directors, director nominees, and named executive officers have the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act. Additional disclosure consistent with the foregoing has been added on page 38 of the Proxy Statement.

Appendix A: Supplemental Information Regarding Participants, page 84

14.	Please provide the principal business and address of any corporation or other organization in which any of your nominees for director are employed. Refer to Item 5(b)(1)(ii) to Schedule 14A.

Response to Comment 14: Xerox acknowledges the Staff’s comment and has provided the required disclosure for the director nominees that are employed on page 85 of the Proxy Statement.

Form of Proxy Card

15.	Please revise the disclosure to qualify the scope of discretionary authority granted by referencing Rule 14a-4(c)(1) or the standard codified therein. At present, the disclosure suggests that such authority is absolute and empowers the proxy holders to vote on any business other than the proposals listed on the form of proxy that may properly come before the meeting.

Response to Comment 15: Xerox acknowledges the Staff’s comment and has revised the form proxy card to qualify the scope of discretionary authority granted as follows: “In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended.”

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We further acknowledge that:

•	Xerox is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Xerox may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please do not hesitate to call me at (212) 373-3546.

Very truly yours, /s/ Ariel J. Deckelbaum
Ariel J. Deckelbaum